For period ending June 30, 2008     Exhibit 77Q (1) (a)

File number 811-9036

The Board of Trustees (Board) of the Trust duly adopted the following resolutions at a Board meeting held on March 6, 2008.

RESOLVED, that pursuant to Article VII, Section 7.1 of the By-Laws and Article II, Section 2.7 of the URF Declaration, the following amendments to the By-Laws of the UBS Relationship Funds, as described at this Meeting, be, and they hereby are approved:
1.  Article I, Section 1.1 of the By-Laws is hereby replaced in its entirety by the following:
Holder Meetings. An annual meeting of the Holders in the Trust is not required to be held unless otherwise required by the 1940 Act.  A meeting of Holders may be held on such date and at such hour as may from time to time be designated by the Board of Trustees and stated in the notice of such meeting to take such actions by the Holders as set forth in Article IX, Section 9.1 of the Declaration or when the Trustees consider it necessary or desirable.
2.  The following paragraph is added to the By-Laws as Article I, Section 1.7:
 When any Holders meeting is adjourned to another time or place, written notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless after the adjournment, a new record date is fixed for the adjourned meeting, or unless the adjournment is for more than sixty (60) days after the date of the original meeting, in which case, the Board of Trustees shall set a new record date as provided in Article 1, Section 1.4 of the By-Laws and Article IX, Section 9.3 of the Declaration and give written notice to each Holder of record entitled to vote at the adjourned meeting in accordance with the provisions of Article IX, Section 9.2 of the Declaration.  At any adjourned meeting, any business may be transacted that might have been transacted at the original meeting.